ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated November 9, 2009

Return Optimization Securities

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to the UBS Bloomberg CMCI Agriculture USD Excess Return Index due on or about May 28, 2011

Investment Description

Return Optimization Securities (“ROS”) are senior unsecured debt securities issued by UBS AG (“UBS”) with returns linked to the performance of the UBS Bloomberg CMCI Agriculture USD Excess Return Index (the “Index”), which is a sub-index of the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) and is comprised of futures contracts representing 10 agricultural commodities. A detailed description of the Index is attached to this free writing prospectus as Annex A. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which futures contracts on physical commodities generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 2 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the Index, the ROS may provide an alternative to traditional investments. At maturity, the ROS enhance the positive returns of the Index up to the Maximum Gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.
☐	Market Recovery Strategy: If you have experienced a loss on an investment with market exposure similar to the Index, an investment in the ROS can provide an opportunity to accelerate your recovery at maturity if the Index rises.

Key Dates*

Trade Date	November 24, 2009
Settlement Date	November 30, 2009
Final Valuation Date	May 24, 2011
Maturity Date	May 28, 2011
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
Security Offering

The ROS are linked to the UBS Bloomberg CMCI Agriculture USD Excess Return Index with a specified Maximum Gain, which is listed below along with the corresponding maximum payment at maturity. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per security, and integral mutiples of $10.00 in excess thereof.

Securities	Index Symbol(1)	Maximum Gain(2)	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the UBS Bloomberg CMCI Agriculture USD Excess Return Index	CMAGER	30.00% to 35.00%	$13.00 to $13.50	902661560	US9026615602
(1)	Bloomberg, L.P.
(2)	Actual Maximum Gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.175	$9.825
Total	•	•	•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the ROS product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000075/v136613_690288-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement for Return Optimization Securities, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to hold the ROS to maturity
♦	You are willing to invest in the ROS based on the indicated Maximum Gain, which will be determined on the Trade Date
♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities in the agricultural sector, in particular.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are not willing to be exposed to risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities in the agriculture sector, in particular.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

Indicative Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Multiplier	2
Maximum Gain	30.00% to 35.00%, to be determined on the Trade Date.
Payment at Maturity (per $10)	If 2x the Index Return (as defined below) is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If 2x the Index Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 2 × Index Return), subject to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity (per $10)

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the amounts owed to you under the terms of the ROS.
♦	No interest or income — You will not receive any interest payments during the term of the ROS.
♦	Owning the ROS is not the same as owning the Index Commodities — The return on your ROS may not reflect the return you would realize if you actually owned the commodities underlying the futures contracts comprising the Index (the “Index Commodities”) or a security directly linked to the Index and you will not have rights that holders of exchange-traded futures contracts on the Index Commodities may have.
♦	Historical levels of the Index should not be taken as an indication of future performance during the term of the ROS — The actual performance of the Index over the term of the ROS, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or the Index Commodities. The trading prices of exchange-traded futures contracts on the Index Commodities will determine the level of the Index on the Final Valuation Date. As a result, it is impossible to predict whether the level of the Index will rise or fall.
♦	Historical performance of the Index Commodities should not be taken as an indication of the future performance of the Index Commodities during the term of the ROS — Market forces in the market for commodities generally, and the Index Commodities in particular, will determine the prices of the Index Commodities. As a result, it is impossible to predict whether, or the extent to which, the prices of the Index Commodities will rise or fall. Historical prices of the Index Commodities should not be taken as an indication of future prices of the Index Commodities.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities, the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the ROS; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the settlement date since the initial price to public includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market value of the Index Commodities, the level of the Index, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and Index Commodities, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. In addition, the calculation agent, UBS Securities LLC, is an affiliate of UBS and will, among other things, decide the amount of the return paid out to you on the ROS at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Index Commodities or the Index has occurred or is continuing on the day when the calculation agent will determine the Index Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the ROS, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS. See “What are the Tax Consequences of the ROS?” on page 11.
♦	Higher future prices of the Index Commodities relative to their current prices will affect the market value of the ROS — The Index is comprised of futures contracts on physical commodities in the agriculture sector. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” Conversely, contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The agricultural markets, particularly grains, are influenced by the cost of carry (particularly storage) and seasonality, which frequently result in contango conditions in the agricultural markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of the ROS.
♦	The Index reflects excess return, not total return — The return on your ROS is based on the performance of the Index, which reflects the returns that are potentially available through an unleveraged investment in the Index Commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Index Commodities. The return on your ROS will not include such a total return feature or interest component.
♦	Commodity prices may change unpredictably, affecting the Index and the level of the Index and the value of the ROS in unforeseeable ways — Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities (which are concentrated solely in the agriculture sector) may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of the ROS in varying ways, and different factors may cause the value of the Index Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. Because certain of the commodities underlying the Index components may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities and the value of the ROS.
♦	Changes that affect the composition and calculation of the CMCI will affect the market value of the ROS — The Index is comprised of the agriculture futures contracts included in the UBS Bloomberg Constant Maturity Commodity Index. As a result, any change regarding the composition and methodology of the CMCI, in general, and the agriculture futures contracts included in the CMCI, in particular, will have an effect on the Index. The CMCI and the Index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together, the “CMCI Committees”). The CMCI Committees exercise discretion, subject to ratification by UBS and Bloomberg (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. The CMCI Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual determination of the calculation of the composition of the CMCI and the Index will be conducted in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The market value of the ROS could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index, or the Index Sponsors in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if one or more Index Ending Levels are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. Notwithstanding the occurrence of one or more events, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events have not and are not likely to materially impair its ability to determine the Index Ending Level on such date. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will, instead, make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

♦	There are uncertainties regarding the Index because of its limited performance history — The Index was launched in January 2007. While the Index is intended to represent a benchmark for commodities investments in the agriculture sector, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market in the agriculture sector. Moreover, while the Index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the CMCI Committees will be in achieving their goal of maintaining an appropriate benchmark.
♦	The ROS are not regulated by the CFTC — Unlike an investment in the ROS, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator.” Because the ROS are not interests in a commodity pool, the ROS will not be regulated by the CFTC as a commodity pool, UBS will not be registered with the CFTC as a “commodity pool operator” and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The ROS do not constitute investments by you or UBS on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant.” UBS is not registered with the CFTC as a “futures commission merchant” and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant.
♦	The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to the U.S. markets — The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events.

It will also likely be more costly and difficult for the CMCI Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

♦	Prolonged decline in value in agricultural commodities would have a negative impact on the level of the Index and the value of the ROS — The Index Commodities and the Index are concentrated solely in the agriculture sector. Accordingly, a decline in value in such agricultural commodities would adversely affect the level of the Index and the value of the ROS. Technological advances, unusual weather conditions or bumper crop output could lead to increases in world wide stocks of various agricultural products and corresponding decreases in the price of those products. In addition, domestic and international fiscal policy could have an adverse impact on the price of various agricultural products and result in lower prices.
♦	Trading and other transactions by UBS or its affiliates in Index Commodities, futures, options, exchange-traded funds or other derivative products on Index Commodities or the Index, may impair the market value of the ROS — UBS or its affiliates may hedge their obligations under the ROS by purchasing Index Commodities, futures or options on Index Commodities or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Index Commodities or the Index, and they may adjust these hedges by, among other things, purchasing or selling Index Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index Commodities and the level of the Index and, therefore, the market value of the ROS. It is possible that UBS or its affiliates could receive substantial returns from these hedging activities while the market value of the ROS declines. UBS or its affiliates may also engage in trading in Index Commodities and other investments relating to Index Commodities or the Index on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of Index Commodities and the level of the Index and, therefore, the market value of the ROS. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Index Commodities or of the Index. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the ROS.
♦	UBS’ involvement in the CMCI Committees may conflict with your interest as a holder of the ROS — The Index is comprised of the agriculture futures contracts included in the CMCI. UBS nominates members of the CMCI Committees. Consequently, UBS will be involved in the composition and management of the CMCI and the Index, including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, the market value of the ROS. Due to its influence on determinations of the CMCI Committees, which may affect the market value of the ROS, UBS, as issuer of the ROS, may have a conflict of interest if it participates in or influences such determinations.
♦	The CMCI Committees may be required to replace an Index component — If, for any reason, one of the exchange-traded futures contracts composing the Index ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the CMCI Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation and advise the CMCI Governance Committee as to a replacement for the component or for a change in weighting. The CMCI Governance Committee will then take a decision regarding replacement or reweighting subject to ratification by the Index Sponsors. The replacement of a component or a change in weighting may have an adverse impact on the value of the Index.
♦	Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the ROS — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single trading day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of the ROS.

The UBS Bloomberg CMCI Agriculture USD Excess Return Index

The following information on the Index provided in this document should be read together with the discussion related to the Index that is attached to this free writing prospectus as Annex A.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of July 1, 2009. The individual commodity futures contracts are reweighted to their initial weights on a monthly basis.

Component/Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual commodity Target Weight*
SRW Wheat	W	CBOT	9.49%	2.65%	1.83%	–	–	13.97%
Corn	C	CBOT	12.31%	4.81%	3.49%	–	–	20.60%
Soybeans	S	CBOT	14.58%	3.45%	2.76%	–	–	20.79%
Soybeans Meal	SM	CBOT	3.95%	1.47%	–	–	–	5.42%
Soybean Oil	BO	CBOT	4.39%	1.43%	–	–	–	5.82%
Sugar #11	SB	NCBOT	9.61%	4.00%	2.97%	–	–	16.58%
Sugar #5	QC	EN	3.19%	1.09%	–	–	–	4.28%
Cocoa	QW	EN	1.63%	0.56%	0.38%	–	–	2.57%
Coffee “C” Arabica	KC	NYBOT	2.85%	0.87%	0.50%	–	–	4.22%
Cotton	CT	NYBOT	3.92%	1.15%	0.67%	–	–	5.74%

Total			65.92%	21.49%	12.60%	0.00%	0.00%	100.0%

Source: UBS Investment Bank and CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “— Continuous Rolling of Contracts” on page A-4. For the 3-month, 6-month and 1-year figures the target duration (in months) for the Index is 5.08 months.

The weights of the Index tenors (maturities) are as follows**:

Source: UBS Investment Bank and CMCI Advisory Committee.

**	The bars represent cumulative tenor weights of all futures contracts representing 10 agricultural commodities for each constant maturity.

The commodities included in the Index as of July 1, 2009, and their initial relative weights, are as follows*:

Source: UBS Investment Bank and CMCI Advisory Committee.

*	The individual commodity futures contracts are reweighted to their initial weights on a monthly basis.
Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the ROS. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the ROS receiving a positive return on their investment. The Index Starting Level will be determined on the Trade Date.

The table below shows the performance of the Index from December 31, 1998 through November 6, 2009. As the Index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relate to the period prior to such date was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

Pro Forma and Historical Results for the
period December 31, 1998 through November 6, 2009

Year	Ending Level	Annual Return
1998	908.22
1999	772.42	-20.46%
2000	760.32	5.25%
2001	620.46	-18.39%
2002	726.18	17.04%
2003	825.02	13.61%
2004	813.81	-1.36%
2005	908.97	11.69%
2006	1016.90	11.87%
2007	1246.44	12.00%
2008	1014.21	-18.63%
2009 (thru 11/06/09)	1095.95	8.06%

Source: UBS Investment Bank and CMCI Advisory Committee.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through November 6, 2009 in comparison with two comparable commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) Agriculture Excess Return (“S&P GSCI® Agri Excess Return”) and the Dow Jones-UBS Agriculture Excess Return IndexSM (“DJUBS Agri Excess ReturnSM”). The data for the Index is derived by using the Index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period July 31, 1998 through November 6, 2009
	Index*	S&P GSCI® Agri Excess Return	DJUBS Agri Excess ReturnSM
Total Return	11.67%	-60.84%	-43.06%
Annualized Return	0.984%	-7.98%	-4.87%

Source: UBS Investment Bank and CMCI Advisory Committee.

The graph below illustrates the performance of the Index from July 31, 1998 through November 6, 2009 in comparison to the S&P GSCI® Agri Excess Return and the DJUBS Agri Excess ReturnSM.

*	The data for the Index for the period prior to its inception in January 2007 is pro forma and is derived by using the Index’s calculator methodology with historical prices.

Historical information presented is as of November 6, 2009 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, whether positively or negatively.

Source: UBS Investment Bank and CMCI Advisory Committee.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 32.50% Maximum Gain and a range of Index performance from +50% to -50%. The actual Maximum Gain for the offering will be set on the Trade Date.

Example 1 — On the Final Valuation Date, the Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive 2× the Index Return, or a 6% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows: $10.00 + ($10.00 × 2 × 3%) = $10.00 + $0.60 = $10.60.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 2× the Index Return of 20% is more than the Maximum Gain of 32.50%, you will receive the Maximum Gain of 32.50%, and the payment at maturity is equal to $13.25 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20% on the Final Valuation Date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × -20%) = $10 – $2.00 = $8.00 per $10.00 principal.

The information on the Index provided should be read together with the discussion related to the Index attached to this free writing prospectus as Annex A.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you held your ROS for more than one year. However, because there is no authority that specifically addresses the tax treatment of your ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the ROS product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-25 of the ROS product supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-25 of the ROS product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ Equity	39,536	38,138
Total capitalization	292,886	282,526
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the ROS.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Srategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

Annex A

The UBS Bloomberg CMCI Agriculture USD Excess Return Index

The following is a description of the UBS Bloomberg Constant Maturity Commodity Index (the “CMCI”) and the UBS Bloomberg CMCI Agriculture USD Excess Return Index (the “Index”), including without limitation, composition, weighting, method of calculation and procedures for changes in components and weights. The information in this description has been taken from (i) publicly available sources (for which information we accept responsibility as to correct reproduction but no further or other responsibility (express or implied) regarding such third party information), (ii) the handbook “CMCI: A Supplement to the UBS Bloomberg Constant Maturity Commodity Index” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein and (iii) the handbook “UBS Bloomberg CMCI: UBS Bloomberg Constant Maturity Commodity Index” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein. Such information reflects the policies of, and is subject to change at any time by UBS and Bloomberg. We accept responsibility as to the correct reproduction of such information. UBS has not independently verified information from publicly available sources, described above in clause (i). You, as an investor in the Securities, should make your own investigation into the Index. Neither the CMCI Committees acting corporately nor any member of the CMCI Committees individually is involved in the offer of the Securities, and none of the CMCI Committees or their members has any obligation to consider your interests as a holder of the Securities. However, certain employees of UBS, the issuer of the Securities, are members of the CMCI Committees, and affiliates of UBS are involved in the public offering and sale of the Securities.

Bloomberg and Reuters have no obligation to continue to publish the Index and may discontinue publication of the Index at any time in their sole discretion.

Overview of the CMCI

The Index is a sub-index of the CMCI index family. Accordingly, the information in this section relating to the methodology for compiling the CMCI also relates to the methodology for compiling the Index. See “Overview of the Index” below for a description of the features of the Index that differ from the CMCI.

The CMCI was introduced in January 2007 to provide an innovative alternative to traditional commodity indices. The CMCI is weighted across both commodities and maturities. The CMCI, which is rebalanced monthly, represents a basket of futures contracts representing 26 commodities with a series of up to five different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the CMCI is based on commodity futures contracts with tenors ranging from three months to three years. The CMCI also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the CMCI currently include agricultural products, energy products, metals and minerals. The exchanges include the New York Mercantile Exchange (including the COMEX division), Chicago Board of Trade, London Metal Exchange, New York Board of Trade, Chicago Mercantile Exchange, Kansas City Board of Trade, ICE Futures and Euronext.Liffe.

Set forth below is a current list of the commodity futures contracts comprising the CMCI, together with the respective symbols, exchanges and individual tenor weights, as of July 1, 2009. The individual commodity futures contracts are reweighted to their initial weights on a monthly basis.

Component/Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weight*
WTI Crude Oil	CL	NYMEX	4.81%	1.17%	1.01%	1.34%	0.89%	9.22%
WTI Crude Oil	EN	ICE	2.33%	0.53%	0.48%	0.49%	0.37%	4.21%
Brent Crude Oil	LCO	ICE	3.32%	0.90%	0.51%	0.49%	0.42%	5.64%
Heating oil	HO	NYMEX	1.90%	0.47%	0.41%	–	–	2.77%
Gasoil	LGO	ICE	2.29%	0.60%	0.53%	–	–	3.42%
RBOB Gasoline	RB	NYMEX	2.49%	0.67%	–	–	–	3.17%
Natural Gas	NG	NYMEX	3.14%	0.85%	0.86%	0.84%	0.61%	6.30%
LME Copper	LP	LME	3.68%	2.21%	2.22%	2.02%	1.76%	11.90%
LME Zinc	LX	LME	1.23%	0.66%	0.63%	–	–	2.52%
LME Aluminium	LA	LME	2.65%	1.66%	1.90%	1.64%	1.20%	9.05%
LME Nickel	LN	LME	1.24%	0.58%	0.59%	–	–	2.42%
LME Lead	LL	LME	0.62%	0.30%	0.24%	–	–	1.16%
Gold	GC	COMEX	2.48%	0.51%	0.33%	0.29%	0.26%	3.87%
Silver	SI	COMEX	0.50%	0.10%	0.08%	0.07%	0.05%	0.81%
SRW Wheat	W	CBOT	2.80%	0.78%	0.54%	–	–	4.12%
Corn	C	CBOT	3.63%	1.42%	1.03%	–	–	6.07%
Soybeans	S	CBOT	4.30%	1.02%	0.81%	–	–	6.13%
Soybeans Meal	SM	CBOT	1.17%	0.43%	–	–	–	1.60%
Soybean Oil	BO	CBOT	1.29%	0.42%	–	–	–	1.72%
Sugar #11	SB	NCBOT	2.83%	1.18%	0.88%	–	–	4.89%
Sugar #5	QW	EN	0.94%	0.32%	–	–	–	1.26%
Cocoa	QC	EN	0.48%	0.17%	0.11%	–	–	0.76%
Coffee “C” Arabica	KC	NYBOT	0.84%	0.26%	0.15%	–	–	1.24%
Cotton	CT	NYBOT	1.15%	0.34%	0.20%	–	–	1.69%
Live Cattle	LC	CME	1.66%	0.60%	–	–	–	2.27%
Lean Hogs	LH	CME	1.33%	0.48%	–	–	–	1.81%
Total			55.10%	18.65%	13.51%	7.20%	5.55%	100.00%

Source: UBS Investment Bank and CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “CMCI Weightings — Continuous Rolling of Contracts” on page A-4. The target duration (in months) for CMCI is 8.24 months.

The weights of the CMCI tenors (maturities) are as follows*:

Source: UBS Investment Bank and CMCI Advisory Committee.

*The bars represent cumulative tenor weights of all the futures contracts representing 26 commodities for each constant maturity.

The commodity sectors included in the CMCI as of July 1, 2009, and their initial relative target weights are as follows**:

CMCI Target Weights

Source: UBS Investment Bank and CMCI Advisory Committee.

**	The individual commodity futures contracts are reweighted to their initial weights on a monthly basis.

The CMCI Committees

All decisions related to the CMCI are made by the CMCI Governance Committee, which is comprised of eight people: four appointed by each Index Sponsor. Each Index Sponsor, in turn, appoints a chairman from the members of the CMCI Governance Committee who serves for a period of six months. Each representative on the CMCI Governance Committee has one vote, with the chairman having an additional vote in the event of a tie. The CMCI Governance Committee holds ordinary meetings bi-annually around the second Friday of May and November.

The CMCI Governance Committee is advised by the CMCI Advisory Committee, which is comprised of experts including trading, research, and structuring representatives, a secretary and a legal advisor. The CMCI Advisory Committee provides relevant market data and recommends appropriate changes to the CMCI. The CMCI Advisory Committee may also request special meetings of the CMCI Governance Committee in the case of market emergencies or where the CMCI Advisory Committee feels a special meeting is necessary. Ultimately, the decisions of the CMCI Governance Committee must be reviewed and, if approved, implemented by the Index Sponsors themselves. In this regard, each Index Sponsors will be represented by an appointee who is a board member (or Managing Director).

CMCI Composition

The Selection Process

In order to be eligible for inclusion in the CMCI, a commodity future contract must satisfy certain requirements as described below. Changes in the CMCI’s composition, as described herein, are entirely a function of those changes made to the CMCI by the CMCI Governance Committee. No decision can be made to add or withdraw a CMCI component or affect the weight of such component independently from those made with respect to the CMCI.

Generally, when a contract becomes eligible for inclusion in the CMCI, and the CMCI Governance Committee believes that such inclusion is appropriate in light of the CMCI procedures and objectives, changes in the CMCI composition would be reviewed in May and November by the CMCI Governance Committee, with changes effected during the following maintenance period of July and/or January.

The CMCI composition is modified only on rare occasions, in order to maintain the liquidity and stability of the CMCI, and the composition of the CMCI generally will not be changed unless extraordinary circumstances in fact occur. Such “extraordinary circumstances” may include (but are not limited to):

♦	declining or rising trading volumes, instrument delisting or creation,
♦	critical changes in commodity supply and demand patterns, or global economic patterns affecting the supply or demand,
♦	changes in foreign exchange laws, or
♦	in general, all types of legal and tax rulings or decisions presenting a material increase in costs or compliance burden to CMCI investors and/or members of the CMCI Governance Committee.

In some special situations likely to affect the CMCI adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare “force majeure” and can change any parameter of the CMCI with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

Component Selection and Target Weights

For a commodity contract to be included in the CMCI, the following primary and secondary requirements have to be satisfied:

♦	The “primary requirements” involve satisfying certain criteria related to the nature of the instrument as well as some technical characteristics including country of origin, trading characteristics, foreign exchange controls, availability and accuracy of contract, price and volume data.
♦	The “secondary requirements” involve satisfying a series of purely financial thresholds based on liquidity, including, among other things, open interest and market volume. Open interest, which reflects positions in contracts that remain open on an overnight or multi-day basis, is used to assess past and future liquidity. Market volume, which reflects the number of contracts traded in a given period of time, indicates immediate interest, and over a period of time provides a usable measure of liquidity.

CMCI Weightings

Initial Weightings

As of the date of this free writing prospectus, the CMCI components have the initial weightings indicated in the chart on page 9 (the “Initial Weightings”). The Initial Weightings may be amended from time to time, as described below.

The weighting process for the CMCI is designed to reflect the economic significance and market liquidity of each commodity. The Index Sponsors use a two-step approach to determining target weights of the futures contracts in the CMCI. First, the Index Sponsors use regional Consumer Price Indexes (CPI), Producer Price Indexes (PPI) and Gross Domestic Product (GDP) data to produce the Economic Weight (EW) of each of the five sectors of the CMCI — the five sectors of the CMCI are currently agriculture, livestock, energy, precious metals and industrial metals. These EWs are then blended with liquidity data (open interest and volume) for each sector to determine the final sector weights. Second, we determine the target weight of each individual commodity within each sector by using the dollar value of global consumption for each commodity and liquidity data, as represented by volume and open interest data.

Changes in the Weights and/or CMCI Composition

As noted above, the CMCI Advisory Committee reviews the selection and weightings of the futures contracts in the CMCI bi-annually, in November and May, or at any special meeting called by the CMCI Advisory Committee. Thus, weights are potentially reassigned whenever a regular or special meeting of the CMCI Governance Committee is held, subject to ratification by the CMCI Governance Committee.

Continuous Rolling of Contracts

The CMCI represents a weighted average of all available CMCI constant maturities (ranging from three months to three years). The distribution of weightings to available tenors (time to maturity) is a function of relative liquidity of the underlying futures contracts. As of July 1, 2009, the average tenor of the futures contracts comprising the CMCI is approximately eight months. As with most asset classes, the liquidity of commodity futures contracts tends to reduce as time to maturity increases. Therefore, the continuous rolling (constant maturity) of the CMCI limits the dilution of liquidity of the underlying commodity futures contracts. In this way, the CMCI reflects the most liquid contracts.

Rebalancing of the CMCI Components

Because of price movements, the weight of each component in the CMCI will move away from its target weight over time. The weight of each CMCI component is therefore rebalanced over the final three Business Days of each month in order to bring each underlying commodity back to its target weight. The process is automatic and is implemented via a pre-defined algorithm.

In addition, twice annually in January and July there is a maintenance period at which time the target weights themselves are adjusted according to decisions of the CMCI Governance Committee.

Market Disruption

As noted above, the CMCI Advisory Committee will request extraordinary meetings with the CMCI Governance Committee in the event of actual or potential “market emergency” or “force majeure” events (as discussed below), or any other situations the CMCI Advisory Committee deems, in its own discretion, to require an extraordinary meeting. The purpose of such meetings will be for the CMCI Governance Committee to determine what, if any, changes should be made to the CMCI.

Market Emergency and Force Majeure

In some extraordinary circumstances, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem an event a “market emergency and force majeure” event. Such extraordinary circumstances include:

♦	currency control mechanisms,
♦	a tax related announcement,
♦	a scientific announcement,
♦	an official or state announcement likely to affect commodities markets,
♦	any climate and weather related emergencies,
♦	a war,
♦	a terrorist event,
♦	any other event which would make the calculation of the CMCI impossible or infeasible, technically or otherwise, or that makes the CMCI non-representative of market prices or undermines the objectives of the CMCI, and
♦	any situation creating an unfair advantage or disadvantage for any individual or group of market participants or the Index Sponsors.

Whenever a “market emergency and force majeure” event has been identified, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can take any action it deems appropriate, such as, but not limited to:

♦	the replacement of a daily component nearby price when there is an obvious and manifest error in the officially settled price or when market abuse is likely to have taken place,
♦	the temporary or permanent removal of a commodity from the CMCI,
♦	the immediate change of a CMCI parameter,
♦	the suspension of the calculation of the CMCI, a CMCI sub-index, a constant maturity series, or a currency series, or
♦	in general, any action necessary to preserve the reputation of the CMCI as a fair and tradable benchmark.

Adjustments for “Market Disruption Event Day”

When an exchange fails to publish a settlement price for a contract involved in the roll, the Index Business Day is deemed a “market disruption event day.” The components involved are not rolled on that day. For those contracts or components, the roll periods remain identical to the value they had on the Index Business Day immediately preceding the “market disruption event day” in such a way that the roll period is extended for as long as no settlement price is made available by the affected exchange. If, after a period of five standard Business Days, no settlement price has been made available by the exchange, the Index Sponsors will determine, in good faith, bearing in mind both the interests of investors and market participants, the one or more exchange settlement prices necessary for the rolling of the component and the calculation of the CMCI.

Adjustments for “FX Market Disruption Event Day”

In the event of a referenced price source failing to publish a valid fixing rate for a referenced currency exchange rate, the Index business day is deemed an “FX market disruption event day.” If no fixing price has been made available by the defaulting price source, the one or more foreign exchange currency rate fixing prices necessary for the calculation of the CMCI will be obtained by the Index Sponsors from commercially reasonable sources in the market, or determined in good faith, bearing in mind both the interest of investors and market participants, and with an aim to maintain and reinforce the position of the CMCI as a leading tradable commodity investment benchmark. A commercially reasonable method would be for example, but is not limited to, the averaging of three foreign exchange broker-dealer quotes at the approximate time when the fixing would have been determined by the price source. In the event of the rate source becoming permanently deficient, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem the event a “force majeure” event and decide to replace it by a new source with immediate effect.

Overview of the Index

The return on the Securities is linked to the performance of the Index, which was introduced in January 2007 as a sub-index of the CMCI and a member of the CMCI family of indices, an index suite designed to provide an innovative alternative to traditional commodity indices. The Index is based on the same methodology as, and is comprised of the agricultural future contracts included in, the CMCI, which was also introduced in January 2007. The Index is weighted across both agricultural commodities and maturities. The Index, which is rebalanced monthly (automatically as a result of the monthly rebalancing of the CMCI), is comprised of futures contracts representing 10 agricultural commodities included in the CMCI with a series of up to three different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the Index is based on commodity futures contracts with tenors ranging from three months to one year. The Index also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the Index are solely agricultural products and trade on the Chicago Board of Trade, New York Board of Trade, Kansas City Board of Trade and Euronext.Liffe.

The Index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily Index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Trading Day. Index information is available from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters on page UBSCMCI.

For further information on CMCI, investors can go to http://www.ubs.com/cmci. Index values can also be found at http://www.ubs.com/keyinvest, choose “United States,” and then click on the “Commodities” tab.

Disclaimer

THE INDEX SPONSORS DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY DATA INCLUDED THEREIN OR FOR ANY ERRORS, OR OMISSIONS OR INTERRUPTIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE INDEX. THE INDEX SPONSORS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN OR FROM ANY OTHER USE (WHETHER DIRECTLY OR VIA ANY PRODUCT REFERENCED THERETO). THE INDEX SPONSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND TO THE EXTENT PERMITTED BY LAW HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE EXTENT PERMITTED BY LAW, THE INDEX SPONSORS DISCLAIM ANY LIABILITY FOR ANY PUNITIVE, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Commodity Futures Market

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearinghouses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearinghouse or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearinghouse and a brokerage firm which is a member of the clearinghouse. The clearinghouse guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.